Exhibit 4.6

Loan Agreement

Warrantee Inc. (hereinafter referred to as “A”) and Yusuke Shono (hereinafter referred to as “B”) hereby enter into the following loan agreement (hereinafter referred to as the “Agreement”).

(Execution of Loans)

Article 1. A shall lend, and B shall borrow USD2,700,000 (hereinafter referred to as the “Principal”) on August 1, 2023 (hereinafter referred to as the “Execution Date”) under the following articles.

(Preconditions for the Execution of Loans)

Article 2. The preconditions for loans shall be each of the conditions set forth in the following items.

(1)	That B has not violated any of the provisions of this Agreement and that no such violation is likely to occur on or after the Execution Date.

(Repayment of the Principal)

Article 3. B shall repay to A the sum of the Principal as set forth in Article 1 and the interest at the rate of 6% per annum by March 31, 2024 in the manner set forth in the following Article.

(Manner of Repayment of the Principal)

Article 4. B shall make repayment to the bank account designated by A. The transfer fee for repayment shall be borne by B.

(Notification)

Article 5. B shall immediately notify A of the occurrence of any of the following events:

(1) The change of B’s address.

(2) The deterioration in B’s credit status or any other similar events.

(Prohibition of Assignment of Claims)

Article 6. Neither A nor B shall assign, pledge, or have a third party undertake the Principal.

(Jurisdiction)

Article 7. In the event that any dispute arises with respect to this Agreement, Tokyo District Court shall have jurisdiction as the court of first instance.

In witness whereof, two copies of this Agreement have been prepared, the first and second being the original, each bearing the seal of the other.

August 1, 2023
A: /s/ Warrantee Inc.
1103, 2-4-1 Doshomachi,
Chuo-ku, Osaka City, Osaka
Representative Director: Yusuke Shono

B: /s/ Yusuke Shono
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